January 19, 2017

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ramaco Resources, Inc.

Registration Statement on Form S-1

Filed January 11, 2017

File No. 333-215363

Ladies and Gentlemen:

Set forth below are the responses of Ramaco Resources, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 18, 2017, with respect to Registration Statement on Form S-1, File No. 333-215363, filed with the Commission on January 11, 2017 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Metallurgical Coal Industry, page 2

1.	We note your disclosure on page 3 and elsewhere regarding quarterly coal prices of $200 per MT and the graph that shows prices increasing above $250. It appears that metallurgical coal prices have recently declined. Please update your disclosure to reflect recent price declines and the factors causing the price declines or advise.

RESPONSE: The Company undertakes in its next filing of the Registration Statement to update disclosure in the Registration Statement to address recent price declines. The Company has provided the proposed additional disclosure on Exhibit A to this letter.

Use of Proceeds, page 53

2.	We note your revised disclosure that you intend to use the majority of the proceeds for general corporate purposes, in response to prior comment 3. It remains unclear from this disclosure how you intend to use the proceeds. Please clarify. If you have no current specific plan for the proceeds state that and discuss the principal reasons for an offering of this size. Refer to Item 504 of Regulation S-K.

Securities and Exchange Commission

January 19, 2017

RESPONSE: The Company undertakes in its next filing of the Registration Statement to update disclosure in the Registration Statement to clarify its intended use of proceeds of the offering. The Company has provided the proposed additional disclosure on Exhibit B to this letter.

Dilution, page 56

3.	We note your disclosure of 35,262,576 shares issued and outstanding before the offering. Please explain and reconcile these shares to the preferred units and member’s equity included in your financial statements at September 30, 2016.

RESPONSE:

In determining the final capital structure of the Company post-offering, we discussed with the Company’s underwriters the proposed valuation of the Company, the intended offering size (both on a primary and secondary basis), and the targeted post-offering capital structure that would provide sufficient liquidity and adequate levels of trading volume for investors in the offering. Based on these discussions and the recommended equity valuation of the Company as represented by the proposed $12 to $15 per share offering price, the Company set the number of issued and outstanding shares post-offering to be 40 million shares of common stock, which number included the number of shares of common stock that would be subject to outstanding options.

As of September 30, 2016, Ramaco Development had a capital structure that was comprised of 8,000,000 common units, 4,538,836 preferred units and options to acquire an aggregate of 333,333 common units. In connection with the corporate reorganization transactions that will occur contemporaneously with the offering, the holders of the preferred units will convert their preferred units into an aggregate of 4,538,836 common units, resulting in total common units outstanding of 12,538,836 and options to acquire an aggregate of 333,333 common units. In connection with the merger of Ramaco Merger Sub with and into Ramaco Development, the existing members of Ramaco Development will receive 2.81226872 shares of the Company’s common stock for each Ramaco Development common unit. Accordingly, an aggregate of 35,262,576 shares of the Company’s common stock will be issued and outstanding immediately prior to the issuance of the shares of common stock by the Company in the offering. The outstanding options to acquire 333,333 common units will be substituted under the Company’s Long-Term Incentive Plan for options to acquire 937,425 shares of the Company’s common stock.

The table below sets forth the above calculations:

Ramaco Resources, Inc. Summary Capitalization Table

Post-offering shares of common stock (including shares subject to options)	40,000,000
Total shares to be sold in offering	6,000,000
Shares to be sold by existing shareholders	2,200,000

Shares to be sold by the Company	3,800,000

Shares (including shares subject to options) to be held by Existing Owners prior to offering	36,200,000
Shares (excluding shares subject to options) to be held by Existing Owners prior to offering	35,262,576
Pre-reorganization shares outstanding (including shares subject to options)	12,872,170
Pre-reorganization shares outstanding (excluding shares subject to options)	12,538,836

Shares to be issued per common unit of Ramaco Development in reorganization	2.81226872

Securities and Exchange Commission

January 19, 2017

Note 9. Equity-Based Compensation

4.	On August 31, 2016, you granted to two executives an aggregate of 333 thousand options for purchase of common units for an exercise price of $15 per unit. We note you estimated the fair value of the unit options using the Black-Scholes option pricing model. Please revise to provide a description of the significant assumptions used to estimate the fair value, including volatility, expected term and risk-free interest rate. Please also tell us your assumptions used for forfeitures. Refer to the guidance in FASB ASC 718-10-50-2(f)(2).

The Company undertakes in its next filing of the Registration Statement to update disclosure in the Registration Statement to provide a description of the significant assumptions used to estimate fair value of the options granted in August 2016. The Company has provided the proposed additional disclosure on Exhibit C to this letter.

Also, the Company advises the Staff that the peer group used in the computation of volatility was determined by taking into account several factors, including that each peer company operates within the metallurgical coal and related industries and many have a market capitalization of less than $1.0 billion.

Black-Scholes assumptions, including volatility, were measured as of August 31, 2016, the grant date for the awards. The following peer companies were used:

Peer Company	Exchange and Ticker Symbol
SunCoke Energy Inc.	NYSE: SXC
Rhino Resource Partners LP	OTCPK: RHNO
Nucor Corporation	NYSE: NUE
Olympic Steel Inc.	NasdaqGS: ZEUS
United States Steel Corporation	NYSE: X
AK Steel Holding Corporation	NYSE: AKS
Alliance Resources Partners LP	NasdaqGS: ARLP
Cloud Peak Energy Inc.	NYSE: CLD
CNX Coal Resources LP	NYSE: CNXC
Westmoreland Resource Partners, LP	NYSE: WMLP

Securities and Exchange Commission

January 19, 2017

5.	We note that on December 22, 2016, the terms of your outstanding stock options were amended and will vest in full, with the consummation of this offering. We also note that the stock options will be converted into options under the LTIP to purchase 937,424 shares of common stock at an exercise price of $5.34 per share. Please provide the following:

a.	a detailed discussion of the significant factors considered, assumptions made and methodologies used in determining the fair value of the underlying common stock at August, 31, 2016, grant date.

b.	factors contributing to the difference in the fair value determined at the grant date and the initial public offering price.

c.	describe the significant intervening events within the company and changes in assumptions as well as the weighting and selection of valuation methodologies employed that explain the changes in the fair value of underlying common stock.

d.	tell us how you intend to account for the modification of your existing awards and provide the amount of additional compensation expense, if any, that you will incur as a result of such modification.

RESPONSE:

Factors, Assumptions and Methodology – Fair Value of Ramaco Development Common Units in August 2016

The Company advises the Staff that, with respect to the option grants made on August 31, 2016, Ramaco Development’s board of managers (the “Board”), with the assistance of management, determined the fair value of Ramaco Development, LLC’s common units at the grant date taking into account several factors, including the following:

•	the contemporaneous issuance of $90 million of Series A convertible preferred units with a conversion price of $20 per unit and the agreement of existing and new investors in Ramaco Development as to the per share value of Ramaco Development common units of $15 per common unit[1];

•	the rights, preferences and privileges of Ramaco Development’s Series A convertible preferred units relative to those of its common units;

•	existing indebtedness and cash available for its operations;

•	actual operating and financial performance;

[1]	We note for the Staff that the options are being converted on the same terms as the common units held by the existing owners as described in our response to Comment 3 above. Each option to acquire a Ramaco Development common unit is being converted into an option to acquire 2.81226872 shares of the Company’s common stock, and the exercise price of $15 per common unit has been adjusted on the same basis to an exercise price of $5.34 per share.

Securities and Exchange Commission

January 19, 2017

•	the present value of future cash flows;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company;

•	prevailing market conditions and the nature and history of the Company’s business;

•	market multiples of comparable companies in the Company’s industry;

•	the illiquidity of securities in a private company;

•	the experience of our management team;

•	the stage of development of the Company;

•	industry information such as the prevailing market price for metallurgical coal, the market size and industry growth outlook; and

•	macroeconomic conditions.

At the time of the Series A convertible preferred unit investment on August 31, 2016, the value of Ramaco Development’s common units of $15 per common unit was mutually agreed upon by the parties that participated in the transaction. This financing included both new and existing investors, all of which were private equity investment firms that are sophisticated investors with well-informed views of the then-current financing environment for both public and private companies, including those in the metallurgical coal industry. These investors engaged in robust, arms-length negotiations with us that involved extensive diligence and price and value discovery discussions, and those discussions reflected the consideration by such investors of Ramaco Development’s potential future capital raising and liquidity strategies and needs.

Initial Public Offering Valuation

In January 2017, based on discussions with the lead underwriters for the offering in the context of current-prevailing market conditions and other information at this time, the Company determined that the appropriate price range for its initial public offering is $12.00 to $15.00 per share. The Company believes that the variance between the determination of fair value made in connection with the preferred investment in August 2016 (and the concurrent grant of options) and the mid-point of the range set forth on the cover page of the prospectus included in the Registration Statement is attributable both to differences in public company and private company valuation methodologies as well as market changes and operational developments that were achieved by the Company during the fourth quarter of 2016 and which are expected during 2017.

Securities and Exchange Commission

January 19, 2017

The differences in methodology include the following:

•	the initial public offering valuation emphasis on future rather than historic performance, as significantly enhanced by the liquidity provided by the initial public offering and related rapid acceleration of the Company’s growth in 2017 and 2018 and beyond as discussed in more detail below;

•	the valuation approach of public market investors versus private market investors;

•	the initial public offering mid-point price necessarily values a freely publicly traded, highly liquid security, and therefore would eliminate the marketability/illiquidity discount, which was taken into account in the Company’s fair value determinations;

•	the public’s focus on forward 12-month and longer term expectations that anticipate substantial growth in the Company’s production; and

•	the Company’s consideration of various objective and subjective factors that were not used in the underwriters’ analysis and modeling.

In addition to the differences in valuation methodologies discussed above, the initial public offering price range also takes into account specific operational developments and changes in commodity futures prices that have occurred since August 2016 and that are anticipated during 2017 and 2018, including:

•	Increases in hard coking coal spot and futures prices from August 2016 of $111 and $111 per ton, respectively, to $180 and $148 per ton, respectively, currently;

•	Increases in the Company’s proved and probable reserve base from 155 million tons to 237 million tons;

•	Increases in the Company’s projected production volumes resulting from changes in mine plans based on expectations with respect to future commodity prices, specifically:

•	increases in Elk Creek’s projected maximum tons per year of production from 2.2 million tons per year in August 2016 to 2.8 million tons per year currently,

•	quicker start-up of projected production at Elk Creek from 224,000 tons per year in August 2016 to 925,000 tons per year currently, and

•	the inclusion of projected production from the Company’s Ram No. 1 Mine in the Company’s current projections, which was not anticipated at the time of the August 2016 option grant due to the then current level of benchmark prices and the stage of the permitting and development process;

Securities and Exchange Commission

January 19, 2017

•	Commencement of infrastructure build out at the Company’s projects, initial commencement of production at the Company’s Elk Creek project in December 2016 and washing of initial test shipments, all of which have contributed to a lower risk profile with respect to the Company’s production projections; and

•	Commencement of sales of coal into the export market, further de-risking the Company’s business model.

Taken together, the Company’s consideration of differences in public company and private company valuation methodologies and the operational and market factors described above justifies the difference between the expected pricing of the Company’s initial public offering and the valuation used in developing grant date fair market value of the options.

Modification of Existing Awards

The Company concluded that the December 22, 2016 modification of the existing option awards does not result in any incremental compensation expense. This is based on the fact that the closing of an initial public offering is a performance condition and management determined that, at the time of the modification, the performance condition was not probable of being satisfied.

The acceleration of vesting of outstanding awards upon the completion of an initial public offering is a performance condition affecting vesting under FASB ASC Topic 718-10-20 that is accounted for when the performance condition is probable of occurrence. Probable is generally interpreted in practice as in excess of a 70% likelihood of occurrence—a significant threshold usually not achieved until the event is imminent. This position is based on the principle established in the business combinations literature in FASB ASC 805-20-55-50 and 51. A similar approach is commonly applied under FASB ASC Topic 718 to other types of liquidity events, including initial public offerings. For this reason, a performance condition affecting the vesting of an award is not considered in the determination of the fair value of that award.

Paragraphs FASB ASC Topic 718-20-35-3 and 4 provide the fundamental rules for measuring the effects of a modification to an equity award. These paragraphs are supplemented in subsequent paragraphs and examples within FASB ASC Topic 718. The Company’s December 22, 2016 modification is a Type I (probable-to-probable) modification in that all options under the original and modified terms are expected to vest.

In the December 22, 2016 modification there is no incremental compensation expense to be recognized because the performance condition is not probable of occurrence and no other terms of the awards were modified. The Company will recognize the remaining compensation expense in the quarter in which the initial public offering occurs. In the event that the offering closes in February 2017, we would expect to recognize approximately $2.0 million of remaining compensation expense related to the options.

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Securities and Exchange Commission

January 19, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2790, respectively.

Very truly yours,

RAMACO RESOURCES, INC.

By:	/s/ Michael Bauersachs
Name:	Michael Bauersachs
Title:	Chief Executive Officer

Enclosures

cc:	Michael Bauersachs, Ramaco Resources, Inc.

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.